SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2005


Commission File Number_____


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                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name Into English)


                  13 NOAH MOZES STREET, TEL AVIV 67442, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X      Form 40-F
               ----              ----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes               No  X
         ----             ----

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

                                EXPLANATORY NOTE

Attached are the following exhibits:

99.1  Press release, released publicly on November 18, 2004.

99.2  Press release, released publicly on November 30, 2004.

99.3  Press release, released publicly on December 6, 2004.

99.4  Press release, released publicly on December 9, 2004.

99.5  Press release, released publicly on February 2, 2005.

99.6  Press release, released publicly on February 7, 2005.

99.7  Press release, released publicly on February 8, 2005.

99.8  Press release, released publicly on February 21, 2005.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ELBIT MEDICAL IMAGING LTD.
                                       --------------------------
                                       (Registrant)


Date: February 22, 2005                By: /s/ Shimon Yitzhaki
                                          ----------------------------
                                          Name:  Shimon Yitzhaki
                                          Title: President